Western Asset Mortgage Capital Corporation

385 East Colorado Boulevard

Pasadena, California 91101

March 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Western Asset Mortgage Capital Corporation
Registration Statement on Form S-11 (File No. 333-187967)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Western Asset Mortgage Capital Corporation (the “Company”) hereby withdraws its Registration Statement on Form S-11 (File No. 333-187967), that was originally filed with the Securities and Exchange Commission on April 17, 2013. No shares of common stock of the Company have been issued or sold under the Registration Statement.

If you have any questions with respect to this letter, please call David Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574. Please provide David Goldschmidt a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (917) 777-3574.

Sincerely,
/s/ W. Stephen Venable, Jr.
W. Stephen Venable, Jr.
Assistant Secretary